UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission file number: 001-42189

Orangekloud Technology Inc.

(Registrant’s Name)

70 Bendemeer Road

#04-04 Luzerne

Singapore 339940

+65 6317 2050

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

NASDAQ DELISTING NOTICE AND COMPANY APPEAL

As previously disclosed, on January 29, 2026, OrangeKloud Technology Inc. (the “Company”) received a Staff Delisting Determination (the “Staff Determination”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that Nasdaq has initiated the process of delisting the Company’s securities from the Nasdaq Capital Market as a result of the Company’s non-compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”), which requires primary securities listed on the Nasdaq Capital Market to maintain a minimum bid price of at least $1.00 per share. Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if a deficiency under the Listing Rule continues for a period of consecutive 30 consecutive business days. The Company is not eligible for a 180 day grace period under Rule 5810(c)(3)(A), in which to regain compliance, due to the fact that the Company cured a prior failure to comply with the Minimum Bid Price Rule by means of a reverse stock split in the previous twelve months.

On March 2, 2026, the Company received a letter from the Hearings Advisor of Nasdaq, noting that the Nasdaq Listing Qualifications staff have advised the Hearings Department that the Company has regained compliance with the bid price requirement in Listing Rule 5550(a)(2) and that the Company is therefore in compliance with the Nasdaq Capital Market’s listing requirements. Consequently, the hearing before the Hearings Panel scheduled to take place on March 17, 2026 has been cancelled. The Company’s Class A Ordinary Shares will continue to be listed and traded on The Nasdaq Stock Market.

On March 3, 2026, the Company issued a press release announcing the letter from the Hearings Advisor of Nasdaq. The full text of the Press Release is attached as Exhibit 99.1 to this Current Report on Form 6-K.

ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

As previously disclosed, on February 10, 2026, Orangekloud Technology Inc. (the “Company”) entered into a non-binding Letter of Intent (the “LOI”) with Orbis Technology Limited (“Orbis”), pursuant to which the Company and Orbis desire to negotiate a transaction with regards to the acquisition and continued operation of VeVe by the Company, through the private issuance and sale of Company shares, for the acquisition of the entire issued share capital and undertaking of Orbis (the “Reverse Merger Transaction”). Following the Reverse Merger Transaction, co-founders and shareholders of Orbis would collectively own the majority of the issued shares in the Company, and current shareholders of the Company would hold a minority stake. The Company expects to continue with the dual-class share structure following the Reverse Merger Transaction. The parties are working to finalize terms in order to proceed toward a definitive implementation agreement.

On March 3, 2026, the Company issued a press release announcing while both parties continue to engage in active discussions and negotiations and remain committed to the Reverse Merger Transaction, additional time is required to finalize certain terms of the definitive agreement. The full text of the Press Release is attached as Exhibit 99.2 to this Current Report on Form 6-K.

This Report on Form 6-K, including Exhibits 99.1 and 99.2 hereto, contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include, among other things, statements regarding the Reverse Merger Transaction, the anticipated structure and timing of the Reverse Merger Transaction, expected ownership percentages, listing and governance expectations, contemplated restructuring and divestiture activities, and pre-closing financing activities. Important factors that could cause actual results to differ materially are included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update any forward-looking statements except as required by applicable law.

The information furnished in this Report on Form 6-K, including Exhibits 99.1 and 99.2 hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except as shall be expressly set forth by specific reference in such a filing.

No Offer or Solicitation

This filing is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Financial Statements and Exhibits

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release announcing letter from Hearings Advisor of Nasdaq issued on March 3, 2026
99.2	Press Release with regards to Reverse Merger issued on March 3, 2026

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Orangekloud Technology Inc.

Date: March 3, 2026	By:	/s/ Goh Kian Hwa
Goh Kian Hwa
Chief Executive Officer